The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

February 9, 2022

VIA E-mail and EDGAR

Anu Dubey, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monachil Credit Income Fund (the “Fund” or “Registrant”) Pre-Effective Amendment No. 1 to Form N-2 filed on October 15, 2021 File Nos. 333-257241 and 811-23709

Dear Ms. Dubey:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by telephone on November , 2021 (the “Comments”), relating to the Fund’s Pre-Effective Amendment No. 1 (the “Pre-Eff. No. 1)”) to its Registration Statement on Form N-2 filed on October 15, 2021. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. All capitalized terms used but not defined herein have the meanings ascribed to them in Pre-Eff. No. 1. The responses and information described below are based upon information provided to us by the Fund. Where revisions to the Registration Statement are referenced in the Fund’s responses set forth below, such revisions are included in Pre-Effective Amendment No. 2 to the Registration Statement filed concurrently herewith (the “Amendment No. 2”).

I.	Legal Examiner’s Comments

Form N-2 Cover

Comment #1

Please delete the registration fee table. See instruction to registration fee table in Form N-2 and General Instruction C to Form N-2. See also footnote 348 of the Closed-End Fund Offering Reform adopting release.

Monachil Credit Income Fund

February 9, 2022

Response #1

The Registrant has deleted the registration fee table as requested.

General – Predecessor Fund Reorganization

Comment #2

If accurate, provide an unqualified representation that the reorganization of the Fund with the Predecessor Fund will comply with the GuideStone no action letter.

Response #2

The Registrant represents that the reorganization of the Fund with the Predecessor Fund will comply with the conditions of the GuideStone no action letter. Please see discussion below in the response to Comment #3.

Comment #3

Please provide a detailed explanation of how the reorganization will comply with Rule 17a-7(b). Also explain how the reorganization will comply with the other provisions of Rule 17a-7 mentioned in GuideStone as well as Rule 17a-8.

Response #3

In GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006) (“GuideStone”), the staff provided no-action relief from Section 17(a)(1) of the 1940 Act with respect to the transfer by each of several unregistered funds (each an “Unregistered Fund”) exempt from registration as investment companies pursuant to section 3(c) of the 1940 Act (each an “Unregistered Fund”) of all of its assets to a corresponding, newly created series of an affiliated investment company registered under the 1940 Act (each a “Corresponding Fund”) in exchange for shares of the Corresponding Fund. Each Unregistered Fund and its Corresponding Fund may have been deemed to be affiliates because they may have been deemed to be under the common control of GuideStone Financial Resources of the Southern Baptist Convention. Each Unregistered Fund and Corresponding Fund shared the same objective, investment policies and portfolio managers.

In the current case, the reorganization contemplated between the Fund and the Predecessor Fund (the “Reorganization”) is, in all material respects, similar to those that were the subject of GuideStone. Wolf River INV LLC (the “Predecessor Fund”) will, at the time of the reorganization, transfer its portfolio securities to the Registrant in exchange for shares of the Fund. The Registrant confirms that there will be no consideration, payments, and/or fees made in connection with the Reorganization. The Registrant anticipates that as soon as possible after the effective date of the Registrant’s registration statement and contemporaneously with the public offering of its shares, pursuant to the terms of an Agreement and Plan of Reorganization (the “Agreement”) between the Predecessor Fund, a Delaware limited liability company, and the Fund, the Fund will acquire substantially all of the assets (“Assets”) and liabilities of the Predecessor Fund in exchange for shares of the Fund of equal U.S. dollar value, and the Predecessor Fund will simultaneously distribute on a pro rata basis to the members of the Predecessor Fund all of the Fund shares received in exchange for their membership interests in the Predecessor Fund in liquidation of the Predecessor Fund. Further, the transactions contemplated by the Agreement are intended to qualify as a nontaxable exchange under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), followed by a nontaxable distribution under Section 731 of the Code. The Fund and the Predecessor Fund, a private investment company that operates under an exemption from registration under the 1940 Act pursuant to Section 3(c)(7) thereunder, share the same portfolio managers and their investment objective and investment policies are, in all material respects, the same. The Fund and the Predecessor Fund may be deemed to be under common control and thus affiliates because they share a common investment adviser, Monachil Capital Management, LLC.

Monachil Credit Income Fund

February 9, 2022

The Reorganization is consistent with the representations made in GuideStone and will comply with the provisions of Rule 17a-7 and Rule 17a-8 (as these provisions apply to a merger between an unregistered fund that is eligible to rely on the rule and a registered investment company) as follows:

(1) The Reorganization will comply with the terms of paragraphs (c)-(g) of Rule 17a-7 under the 1940 Act. With respect to paragraph (b) of Rule 17a-7, like in Guidestone, the Fund will not follow precisely the methodology set forth in Rule 17a-7(b)(1) but rather will follow staff no action guidance with respect to the pricing requirements of Rule 17a-7(b).1 Accordingly, the Fund will value the assets to be received in-kind from the Predecessor Fund consistent with its Valuation Procedures which will have been approved by the Fund’s Board of Trustees (the “Board”), including a majority of the Trustees who are not interested persons of the Fund or the Predecessor Fund (the “Independent Trustees”).2 The Valuation Procedures will require that the Assets be valued at their fair value (see response to Comment #8 below). As required by Rule 17-8 and Guidestone, the Valuation Procedures will also require the preparation of a report by an Independent Evaluator, to be considered in assessing the value of the Assets for which market quotations are not readily available, that sets forth the fair value of each such Asset as of the date of the Reorganization.

1 See footnote 4 of GuideStone.

2 See Gartmore Variable Insurance Trust (pub. avail. Dec. 29, 2006) (permit use of "net asset value" valuation procedures that are different from methodology described in Rule 17a-7(b));GE Institutional Funds (pub. avail. Dec. 21, 2005)(no action relief permitting use of “net asset value” valuation procedures that were different from the procedures described in Rule 17a-7(b) for making an in-kind purchase); Trust Funds Institutional Managed Trust (pub. avail. Jul. 20, 1988)(no action relief granted to permit use of "net asset value" valuation procedures that were different from the procedures described in Rule 17a-7(b) for making an in-kind purchase); See also ING Series Fund, Inc. et. al (pub. avail. Apr. 30, 2008)(permitted use of "net asset value" valuation procedures when both funds have the same valuation procedures); Old Mutual Advisor Funds (pub. avail. Nov. 16, 2007) (permitted use of "net asset value" valuation procedures when both funds have the same valuation procedures);

Monachil Credit Income Fund

February 9, 2022

(2) The Board and the Independent Trustees will have determined that the Reorganization is in the best interests of the Fund. The Investment Manager, consistent with its fiduciary duty, has also determined that the Reorganization is in the best interests of the Predecessor Fund.

The Investment Manager will be the only Fund shareholder at the time of the Reorganization as it will have contributed the $100,000 initial seed funding. The Reorganization will not dilute the Investment Manager’s interests in the Fund because the Assets will be valued consistent with the Fund’s Valuation Procedures and the number of shares to be issued to the Predecessor Fund’s member[s] will be based on the Fund’s net asset value at the time of the Reorganization.

(3) The Assets to be accepted by the Fund will consist of assets that are appropriate, in type and amount, for investment by the Fund in light of its investment objective and policies.

(4) The Fund and the Predecessor Fund maintain, in all material respects, the same procedures for determining the value of the Assets and will follow these procedures to determine the number of Fund shares to be issued to the Predecessor Fund pursuant to the Reorganization.

(5) No brokerage commission, fee (except for customary transfer fees), or other remuneration will be paid in connection with the Reorganization.

(6) The Fund will affect the Reorganization pursuant to its Rule 17a-7 Procedures and its Valuation Procedures, both of which are expected be adopted by the Board at its organizational board meeting and which will be reasonably designed to provide that the Reorganization is conducted with items (3) and (4) above.

(7) The Board of the Fund will satisfy the fund governance standards defined in Rule 0-1(a)(7).

(8) The Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the Reorganization occurred, the first two in an easily accessible place, a copy of the records required by Rule 17a-7 and Rule 17a-8.

(9) The Investment Manager will, consistent with its fiduciary duties, disclose to the Independent Trustees the existence of, and all of the material facts relating to, any conflicts of interest between the Investment Manager and the Fund regarding the Reorganization in connection with the Independent Trustees evaluation and approval of the Reorganization.

Monachil Credit Income Fund

February 9, 2022

(10) The Investment Manager, not the Predecessor Fund or the Fund, will bear the costs associated with the Reorganization.

Prospectus

COVER PAGE

Comment #4

On the cover page under “Investment Objective,” please add examples to clarify what non-mortgage securitizations include.

Response #4

The Registrant has added the disclosure as requested.

Comment #5

Explain to us why the Fund will invest up to 100% of its assets in the Subsidiary prior to reaching $60 million in assets rather than just investing directly in the Euro denominated note.

Response #5

The Registrant notes that the Subsidiary will distribute the Euro denominated notes to the Predecessor Fund prior to the reorganization of the Predecessor Fund with the Fund. While the Subsidiary will continue to exist following the distribution to the Predecessor Fund, it will only hold cash and currency hedge transactions. Accordingly, following the reorganization, the Fund will directly the Euro denominated notes which will constitute the vast majority of the Fund’s assets.

Comment #6

Tell us when the Predecessor Fund and the Subsidiary were each established. Tell us when the Euro-denominated note was acquired by the Subsidiary of the Predecessor Fund.

Response #6

The Predecessor Fund was formed on February 7, 2020. The Subsidiary was formed on May 14, 2020. To clarify, the Euro-denominated note is in fact multiple notes issued by a single Luxembourg domiciled special purpose vehicle holding a pool of Spanish consumer loans. The Euro denominated notes were acquired by the Subsidiary on four different occasions over the course of four months beginning in May 2021, when the Predecessor Fund commenced operations, and ending in August 2021.

Monachil Credit Income Fund

February 9, 2022

Comment #7

Tell us who is the accounting/performance survivor if any of the Predecessor Fund’s merger with the Fund.

Response #7

The Predecessor Fund will be the accounting/performance survivor following it’s merger with the Fund.

Comment #8

Explain to us how the Fund will value the euro denominated note. What information does the Fund have about the Spanish consumer loans backing the note, e.g., credit history of borrowers.

Response #8

The Registrant notes that the Fund will fair value the euro denominated notes in accordance with the Fund’s valuation policies, marking the notes up or down on a daily basis as appropriate. The Fund will receive borrower-level data on a daily basis from the originator of the Spanish consumer loans backing the notes. On a daily basis, the Fund will receive the following information:

•	the originator’s entire loan tape, which provides a snapshot of the portfolio as it was at the end of the prior day for all loans originated since inception including the scheduled payments

•	the originator’s collection records, which provides a time series of all payments made by the underlying borrowers for all loans since inception and ties the payments made to the scheduled payments

•	the originator’s banking activity for the prior day

•	The bank statement for the SPV issuing the notes which shows all debits and credits since inception

On a regular basis, the Fund will also receive the following information:

•	the originator’s monthly financials, which is targeted for release on the 20th of the following month

•	A schedule of the originator’s outstanding debts, which is expected to be provided at least monthly

•	The underlying loan documents for assets that the originator plans to sell to the SPV, provided in advance of the date of the sale

Monachil Credit Income Fund

February 9, 2022

•	The underlying documents for any new debt financings, provided after the transactions have completed (in contravention of their contractual obligations)

Comment #9

The Fund’s concentration policy is not to concentrate. Explain to us why the Fund is not concentrating in the consumer finance industry in light of its sole holding of consumer loans at launch.

Response #9

The Fund has modified its concentration policy to concentrate in the consumer finance industry. Accordingly, under normal market conditions, the Fund will have at least 25% of its assets invested in securities related to the consumer finance industries, including consumer loans and securitizations backed by consumer loans.

Comment #10

Because the Subsidiary’s sole asset is a note issued by an SPV, the Subsidiary appears to be an investment company as defined in the 1940 Act but as stated on p. 52 of Form N-2 is not registered under the 1940 Act. Tell us what exemption the Subsidiary relies on to avoid registering as an investment company under the 1940 Act and analysis delineating how the Subsidiary will rely on that exemption. If the Subsidiary relies on Section 3(c)(1) or 3(c)(7), please note that an issuer that relies on those exemptions cannot be making or be proposing to make a public offering of its shares in as much the Subsidiary could constitute 100% of the publicly offered Fund’s assets until the Fund reaches $60 million. Explain to us how the Subsidiary can rely on Sections 3(c)(1) or 3(c)(7). See Section 48(a).

Response #10

Both the Subsidiary and the Predecessor Fund rely on Sec. 3(c)(1) of the 1940 Act for its exemption to avoid registering as an investment company under the 1940 Act. Prior to the reorganization, the Euro denominated notes will be held directly by the Predecessor Fund and following the reorganization by the Fund, constituting the vast majority of their assets. Prior to and following the reorganization, the Subsidiary will only hold cash and currency hedges and will constitute less than 25% of the Predecessor Fund and Fund’s assets, before and after the reorganization, respectively. Please see the response to Comment #5 above.

Comment #11

Because the Subsidiary is organized in the Cayman islands, please explain to us why the Fund’s indirect public offering of the Subsidiary does not violate Section 7(d) of the 1940 Act. See Section 48(a).

Monachil Credit Income Fund

February 9, 2022

Response #11

Please see the response to Comments #5 and #10 above. At the time of the reorganization of the Predecessor Fund into the Fund, the Subsidiary will only hold cash and currency hedging transactions and will constitute less than 15% of the Predecessor Fund’s and, subsequently, the Fund’s assets.

Comment #12

Since it appears that the “chief part” of the Fund’s business until it reaches $60 million as defined in Rule 140 under the 1933 act [refers to “chief part”] will be investing in the Subsidiary, please (i) confirm that the Fund will be engaged in a distribution of securities issued by the Subsidiary (Rule 140 and FBC Conduit Trust 1 Oct. 6, 1987 no action letter); (ii) disclose that the Fund will be the distributor of the securities issued by the Subsidiary; (iii) disclose that the Fund will comply with all requirements relating to being engaged in such distribution including co-registering the securities issued by the subsidiary.

Response #12

Please see the response to Comment #5 above. The Subsidiary will constitute less than 15% of the Fund’s total assets after the reorganization.

Comment #13

In “Principal Investment Strategies,” we do not view preferred stock as appropriately categorized as a credit investment for purposes of the 80% policy. Please remove from the list of credit and credit-related investments and disclose that the Fund can invest up to 20% in preferred stock.

Response #13

The Registrant has made the requested change.

Comment #14

In “Principal Investment Strategies,” please identify all of the securities that have risk profiles that are consistent with fixed income that are part of the Fund’s principal investment strategies that are included in the 80% policy.

Response #14

The Registrant has revised the disclosure in response to the comment. Additionally, the Registrant notes that the sentence following this particular sentence identifies what investments constitute “credit and credit-related instruments.”

Monachil Credit Income Fund

February 9, 2022

Comment #15

Please clarify in the disclosure what loan accumulation facilities are.

Response #15

The Registrant has made the requested clarification.

Comment #16

This comment is with respect to the sentence “As part of the 80% policy, the Fund may also invest in other securities and instruments that are related to these investments or that the Investment Manager believes are consistent with the Fund’s investment objective.“ Please revise to narrow this sentence to more precisely describe what those other securities and instruments are or delete.

Response #16

The Registrant has deleted the sentence.

Comment #17

This comment is with respect to the sentence “To the extent information is available to the Investment Manager, the Fund will consider the investments of such pooled investment vehicles when determining its compliance with its 80% policy.” Please delete “To the extent information is available to the Investment Manager.”

Response #17

The Registrant has made the requested change.

Comment #18

This comment is with respect to the sentence “Once the Fund reaches $60 million in assets, the Fund may only invest up to 25% of its assets in the Subsidiary under normal circumstances.” Please replace “may only” with “will only.”

Response #18

The Registrant has made the requested change.

Comment #19

In “Predecessor Fund,” disclose the value of the note.

Monachil Credit Income Fund

February 9, 2022

Response #19

The Registrant has made the requested change. The Registrant notes that the value of the notes as of December 31, 2021 was $9,972,134.

Comment #20

This comment applies to the sentence “As a result of the reorganization with the Predecessor Fund, the Fund’s primary asset at the Commencement of Operations is a Euro denominated note settled through Euroclear issued by a Luxembourg domiciled special purpose vehicle holding a pool of Spanish consumer loans” in the paragraph “Predecessor Fund.” Comment response 13 says that the sole assets of the Subsidiary are this note and currency hedges. Please revise the referenced sentence to say the same.

Response #20

The Registrant has revised the sentence to indicate that the sole assets of the Fund at the Commencement of Operations will be the Euro denominated notes and interest in the Subsidiary which in turn only holds currency hedges and cash. Also see response to Comment #10 above.

FUND SUMMARY -The Fund and the Shares

Comment #21

In the third paragraph, delete the sentence “For past performance information of the Predecessor Fund, see “Management of the Fund - Investment Manager-Related Performance - Predecessor Fund Performance.”

Response #21

The Registrant has deleted this reference, however, please see the response to Comment #49 below

FUND SUMMARY - Investment Objectives and Strategies

Comment #22

Add the word “principal” to the section heading as was done later in the “Principal Strategies” section of the prospectus per the staff’s previous comments.

Response #22

The Registrant has made the requested change.

Monachil Credit Income Fund

February 9, 2022

Comment #23

In this section, disclose the Fund’s maturity policy. We only see disclosure about maturity with respect to loans to be originated by the Fund on page 9.

Response #23

The Registrant has made the requested change.

Comment #24

In the third paragraph, please disclose the Fund’s concentration policy as a limit on the Fund’s loan origination activities.

Response #24

The Registrant has made the requested change.

FUND SUMMARY – Summary of Taxation

Comment #25

In the second sentence of the first paragraph, replace “may not” with “will not” or alternatively explain to us whether or not the Fund will qualify as a RIC remains uncertain after reaching $60 million.

Response #25

The Registrant notes that the sentence in question applies to the Fund’s status prior to reaching $60 million in assets. As it is possible that the Fund will qualify as a RIC prior reaching $60 million in assets, the Registrant respectfully declines to replace “may not” with “will not”, however, the Registrant has changed “may not” to “is not expected to.” Accordingly, the sentence now reads as follows:

Prior to the Fund reaching $60 million in assets, however, the Fund ~~may~~ is not expected to satisfy the diversification requirements necessary to qualify as a RIC under the Code.

FUND FEES AND EXPENSES

Comment #26

For the “Management Fees” line item in the fee table, please revise this amount to disclose the amount based on net assets.

Monachil Credit Income Fund

February 9, 2022

Response #26

The Registrant has revised the fee table as requested.

PRINCIPAL INVESTMENT STRATEGIES AND INVESTMENT POLICIES

Comment #27

In the first paragraph, please delete second sentence as it replicates the first sentence

Response #27

The Registrant has made the requested change.

Comment #28

Reference is made to disclosure in the fifth paragraph regarding private investment funds. Please add corresponding disclosure regarding private investment funds on the cover page and in the prospectus summary disclosure.

Response #28

The Registrant has added the requested disclosure.

Comment #29

Disclose the 15% limit on assets invested in Section 3(c)(1) and Section 3(c)(7) funds on the cover page, in the prospectus summary section and here in the fifth paragraph.

Response #29

The Registrant has added the requested disclosure.

Comment #30

Disclose the types of private investment funds that the Fund will invest in the summary and/or here in the fifth paragraph.

Response #30

The Registrant has added the requested disclosure in this section.

Monachil Credit Income Fund

February 9, 2022

Comment #31

In the eighth paragraph, revise to clarify what “but the investment manager shall ensure that such additional costs to the Fund are captured by the Expense Limitation and Reimbursement Agreement” means. In particular, what is “are captured by”?

Response #31

The Registrant has clarified the disclosure as requested.

PRINCIPAL INVESTMENT STRATEGIES AND INVESTMENT POLICIES - Types of Investments – Infrastructure Loans and Contracted Assets

Comment #32

Please disclose earlier in the N-2 what contracted assets are.

Response #32

The Registrant has added the requested disclosure.

PRINCIPAL INVESTMENT STRATEGIES AND INVESTMENT POLICIES - Types of Investments – Marketplace Lending Instruments

Comment #33

Disclose that the Fund will only invest through platforms that have committed in writing to provide the Fund with individual loan level data that is updated at least as frequently as the Fund calculates its NAV.

a.	The Fund should also disclose, both in the Fund’s registration statement and in the valuation policy footnote to the Fund’s financial statements, as applicable, that the Fund has adopted a valuation policy which states that (1) the unit of account is at the individual loan level, (2) fair valuation will be performed using inputs which incorporate borrower level data, and (3) the borrower level data is updated as often as NAV is calculated.

b.	The Fund should also disclose that it will not invest through platforms where it cannot evaluate the completeness and accuracy of the individual loan data provided by the platforms relevant to the existence and valuation of the loans purchased and utilized in the accounting of the loans.

Response #33

The Registrant has added the requested disclosure.

a.	The Registrant has added the requested disclosure.

Monachil Credit Income Fund

February 9, 2022

b.	The Registrant has added the requested disclosure.

Comment #34

Disclose what initial due diligence and ongoing monitoring over the underwriting quality at each platform will be performed.

Response #34

The Registrant has added the requested disclosure.

Comment #35

Disclose that the Fund’s qualified custodian will receive evidence that the Fund owns the loan and will have the ability to enforce the loan. This should include disclosure on what the custodian receives as evidence for each of the different types of loans that it will purchase.

Response #35

The Registrant has added the requested disclosure.

Comment #36

Disclose what the Fund intends to do if a platform were to cease to exist or become unable to perform its servicing functions.

Response #36

The Registrant has added the requested disclosure.

Comment #37

Disclose the names of the platforms issuing each loan in the Fund’s schedule of investments.

a.	Because the platform is the issuer of the security, the name of the platform must be included in the schedule of investments. Regulation S-X 210.12-12 requires “name of issuer” to be included in column A.

b.	In the management’s discussion of Fund performance, for the ten largest holdings, the Fund should disclose the ten largest platforms in which it invests, rather than the ten largest securities.

Monachil Credit Income Fund

February 9, 2022

Response #37

The Registrant will name the platforms issuing each loan in the Fund’s schedule of investments.

a.	See response above.

b.	The Registrant will disclose the largest platforms in which it invests in its ten largest holdings to the extent applicable (that they are its 10 largest holdings).

Comment #38

Confirm in correspondence that the Fund’s financial statements will classify the loans as Level 3 in the fair value hierarchy based on the valuation methodology and characterize the loans as illiquid.

Response #38

The Registrant confirms that the Fund’s financial statements will classify Marketplace Loans as Level 3 in the fair value hierarchy based on the valuation methodology and characterize such loans as illiquid.

Comment #39

In the strategies section, disclose the name of any platform through which the Fund invests more than 25% of its assets providing a description of platform and any unique risks that the platform presents.

Response #39

The Registrant confirms that the Fund does not currently intend to invest more than 25% of its assets in any single platform. Should the Fund in the future seek to invest more than 25% of its assets through a single platform, the Registrant confirms that the Fund will update its disclosure accordingly.

Comment #40

In the principal risks section, disclose (i) additional risks if the Fund intends to invest in platforms outside the US and (ii) the Fund’s dependence on the platform to collect, verify and provide information to the Fund about each loan and borrower and to sell the Fund loans that meet the Fund’s criteria.

Response #40

The Registrant has added the requested disclosure.

Monachil Credit Income Fund

 February 9, 2022

Comment #41

Confirm to us supplementally that the Fund understands that the platform is an issuer if the Fund invests 45% or more of its assets in loans issued by a single platform. See Rule 140 under 1933 Act. Confirm that if the Fund were to be regarded as engaged in the distribution of securities of a platform or a platform was considered a co-issuer with the Fund, the N-2 should contain all required disclosure regarding the platform and the platform would need to sign the registration statement as an issuer.

Response #41

The Registrant confirms that the Fund does not currently intend to invest more than 25% of its assets in any single platform. Please see response to Comment #40 above. The Registrant confirms, however, that it understands that the platform is an issuer if the Fund invests 45% or more of its assets in loans issued by a single platform and that if the Fund were to be regarded as engaged in the distribution of securities of a platform or a platform was considered a co-issuer with the Fund, the Registration Statement should contain all required disclosure regarding the platform and the platform would need to sign the Registration Statement as an issuer.

Comment #42

In the fifteenth paragraph of this section beginning “ The Fund may originate loans . . . “, with respect to the fifth sentence beginning “The Fund is not limited in the size or type of loans it my originate . . .”, please revise this sentence to qualify the Fund’s ability to originate loans with respect to a single borrower by the Fund’s concentration policy and, if applicable, its diversification policy.

Response #42

The Registrant has revised the disclosure as requested to reference the Fund’s concentration policy. As the Fund is non-diversified, a reference to its diversification policy was not added.

Comment #43

In the same paragraph, with respect to the sixth sentence, add “under the Tax Code” or something to that effect after “regulated investment company.”

Response #43

The Registrant has revised the sentence as requested.

Monachil Credit Income Fund

February 9, 2022

PRINCIPAL INVESTMENT STRATEGIES AND INVESTMENT POLICIES - The Subsidiary and SPVs

Comment #44

Please revise Comment Response #41.f. and #43.d in your response dated October 15, 2021 (the “Initial Comment Response”) to confirm that records of the Subsidiary and SPVs will be maintained in accordance with Sec. 31 of the 1940 Act and the rules thereunder.

Response #44

Please see the revised responses below:

Comment #41.f

Confirm to us that (a) a SPV’s management fee (including any performance fee) will be included in the “Management Fee” line item of the fee table and an SPV’s expenses will be included in the “Other Expenses” line item of the fee table; (b) if an SPV is not organized in the U.S., the SPV and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) a SPV and its board of directors will agree to inspection by the staff of the SPV’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response:

With respect to 41(f), as noted in the prospectus, the Investment Manager will not receive separate compensation from any of the SPVs for providing them with investment management or administrative services. However, the Fund pays the Investment Manager based on the Fund’s assets, including the assets invested in an SPV. The expenses of the SPVs will be shown as a subcategory of “Other Expenses” in the Fund’s fee table and therefore will be reflected in the “Other Expenses” line item in the fee table. The Registrant confirms that each SPV and its board of directors will designate an agent for service of process in the United States. The Registrant confirms that each SPV and its board of directors will agree to inspection of each SPV’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act, by the Staff.

Comment #43.d

Confirm to us that (a) the Subsidiary’s expenses (other than the Management Fee) will be included in the “Other Expenses” line item of the fee table; (b) the Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) the Subsidiary and its board of directors will agree to inspection by the staff of the SPV’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Monachil Credit Income Fund

February 9, 2022

Response:

As noted in the prospectus, the Investment Manager will not receive separate compensation from the Subsidiary for providing it with investment management or administrative services. However, the Fund pays the Investment Manager based on the Fund’s assets, including the assets invested in the Subsidiary. The expenses of the Subsidiary will be shown as a subcategory of “Other Expenses” in the Fund’s fee table and therefore will be reflected in the “Other Expenses” line item in the fee table. The Registrant confirms that the Subsidiary and its board of directors will designate an agent for service of process in the United States. The Registrant confirms that the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act, by the Staff.

Comment #45

In the first paragraph, with the respect to the sentence “The Fund, the Subsidiary and each SPV complies with the provisions of the Investment Company Act regarding investment policies and capital structure on an aggregate basis,” please add a specific reference to Sections 8 and 18 of the 1940 Act in this sentence.

Response #45

The Registrant has revised the disclosure as requested.

Comment #46

The staff repeats Comment #41.c from its initial set of comments regarding Section 15(c) compliance. That comment is as follows: Disclose that each investment adviser to the SPV complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the SPV and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

Response #46

The Investment Manager to the Subsidiary and any SPV set up in the future will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Furthermore, an investment advisory contract between the Subsidiary or any SPV and the Investment Manager will be filed as an exhibit to the Registration Statement.

Monachil Credit Income Fund

February 9, 2022

PRINCIPAL RISK FACTORS — Investment-Related Risks - Strategy and Investment Specific Risks

Comment #47

In “Direct Origination Risk,” please disclose what it means for an investment to be originated.

Response #47

The Registrant has added the requested disclosure.

Comment #48

In “Collateralized Loan Obligations (“CLOs”) and Collateralized Debt Obligations (“CDOs”),” the disclosures references warehouses, which are financing structures created prior to and in anticipation of CLO or CDO closings and issuing securities and are intended to aggregate direct loans, corporate loans and/or other debt obligations that may be used to form the basis of CLO or CDO vehicles. Please confirm these warehouses are not affiliated with the Fund.

Response #48

The Registrant confirms that these warehouses are not affiliated with the Fund.

Comment #49

This comment relates to the sentence “The Fund may invest in such Marketplace Lending Instruments without limitation” in “Marketplace Lending.” Because marketplace lending instruments are defined to include private investment funds, please revise this sentence to disclose the 15% limit on private investment funds.

Response #49

The Registrant has revised the sentence as requested.

MANAGEMENT OF THE FUND – Investment Manager-Related Performance – Predecessor Fund Performance

Comment #50

Please delete this performance presentation. The staff does not believe that performance presented pursuant to Nicholas-Applegate is possible because this registration statement is an N-2 filing, not an N-1A filing. Also, please look at footnote 6 of Nicholas-Applegate which requires disclosure that the performance does not represent the performance of the portfolios which is the defined term for the adviser accounts that were similarly managed to the Fund. The staff does not believe you can satisfy footnote 6. There is also a general discomfort with categorizing the performance a different way. Also, as the only asset of the Predecessor Fund is the Subsidiary which holds the note, please explain how the Predecessor Fund is similar to the Fund as the Predecessor Fund only holds a single investment and the Fund can invest in a variety of instruments.

Monachil Credit Income Fund

February 9, 2022

Response #50

General Instruction 2 for Parts A and B of Form N-2 provides that “[t]he prospectus or the SAI may contain more information than called for by this form, provided the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of required information.” The Registrant and the Investment Manager have concluded that the since inception and historical monthly net returns information presented in the table for the Predecessor Fund is entirely consistent with this instruction, and the Registrant and the Investment Manager have fulfilled their responsibility to ensure that the information included is not misleading and does not obscure or impede understanding of required information. In reaching this conclusion and fulfilling this responsibility, the Registrant and the Investment Manager have, together with counsel, reviewed the long line of no-action letters published by the staff of the Division of Investment Management (the “Staff”) that address the inclusion of related account performance information in the prospectus of an investment company.

The Registrant respectfully submits that the supplemental performance information of the Predecessor Fund will be included in the Fund’s Prospectus in reliance on Growth Stock Outlook Trust, Inc., (pub. avail. April 15, 1986) (“Growth Stock”), which involved a closed-end fund registered on Form N-2, and subsequent no-action letters extending the relief afforded in Growth Stock. The Registrant notes numerous other closed-end funds and business development companies registered on Form N-2 show or have shown related-performance in their prospectuses.3 The Registrant notes that, in accordance with Growth Stock, (i) the Predecessor Fund is the only account managed by the Investment Manager that has an investment objective, strategies, and policies that are substantially similar to those of the Fund, (ii) the relative sizes of the Fund and the Predecessor Fund are sufficiently comparable such that the Predecessor Fund’s performance would be considered relevant to a Fund shareholder, and (iii) the supplemental performance clearly states that the information relates to the Investment Manager’s management of the Predecessor Fund and should not be considered indicative of the Fund’s future performance.

While the Predecessor Fund currently holds only the Euro denominated notes, currency hedges and cash, it’s investment objective, strategies, and policies are substantially similar to those of the Fund. The limited investments currently available in the Predecessor Fund are a function of the capital available and how it would be deployed pursuant to its investment strategies. Similarly, the Fund will be limited in the number of investments it holds until such time as assets grow. This is consistent with the fact that the Fund may not qualify as a RIC until assets reach $60 million.

3 These Funds include Converse Stepstone Private Markets, Everton Alternative Opportunities Fund, Winton Diversified Opportunities Fund, Skybridge GII Fund, LLC, AB Multi-Manager Alternative Fund, Bluearc Multi-strategy Fund, Credit Suisse Park View BDC, Inc., iCapital KKR Private Markets Fund, Blackstone Alternative Alpha Strategic Income Fund, Pine Grove Alternative Fund, Aetna Multi-Strategy 1099 Fund, Central Park Group Multi-Event Fund and Ironwood Multi-Strategy Fund.

Monachil Credit Income Fund

February 9, 2022

The Registrant notes that the performance section has been moved to an appendix and confirms that such related performance will be removed from the Fund’s prospectus once the Fund begins showing its own performance in its prospectus.

INVESTMENT MANAGEMENT FEES

Comment #51

Please revise disclosure so that pre-incentive fee net investment income is the same for each class because rule 18f-3(a)(1)(2(i) does not permit different classes to pay different management fees. Please make this change globally including in prospectus summary and fee table footnote (e.g., replace “each class” with “the Fund’s” and delete “distribution and/or shareholder servicing fees applicable to each class” and instead disclose that distribution and/or shareholder services and any other class specific expenses are not excluded.

Response #51

The Registrant has made the requested change.

QUARTERLY REPURCHASE OFFERS – Mandatory Repurchases

Comment #52

Please provide us with a legal basis for a fund to be able to mandatorily repurchase for accounts that are too small. See. Section 23(c) which permits mandatory repurchase on an exchange by tender offer or by rule.

Response #52

The Registrant has deleted the disclosure regarding the mandatory repurchase of small accounts in response to the comment.

PURCHASING SHARES – Sales Charges

Comment #53

With respect to the third bullet point, please identify the financial services firms that have a special arrangement by name. See Item 12(a)(2) of Form N-1A. IM Guidance Update 2016-02 at the top of page 2.

Monachil Credit Income Fund

February 9, 2022

Response #53

The Registrant has deleted the referenced bullet in response to the comment.

PURCHASING SHARES – Sales at Net Asset Value

Comment #54

In the first sentence, please revise “certain relationships” to identify which relationships where a sales charge waiver is available. See guidance in previous comment.

Response #54

The Registrant has revised the disclosure in response to the comment.

Comment #55

In the first sentence, with respect to “certain broker-dealers,” please clarify which broker-dealers. See guidance in Comment #52.

Response #55

The Registrant has revised the disclosure in response to the comment.

Comment #56

Please disclose that the distributor will make determinations as to minimum cost uniformly. See Rule 22d-1(a)

Response #56

The Registrant has made the requested clarification.

SAI

Comment #57

Please revise the Fund’s non-fundamental policy to clarify that it describes how it applies its fundamental policy regarding real estate. See Sec. 8(a).

Response #57

The Registrant removed the non-fundamental policy and has instead included disclosure similar to the prior policy as a description of how the Fund’s fundamental policy is applied.

Monachil Credit Income Fund

February 9, 2022

PART C

Comment #58

In paragraph (7) of Item 34 “Undertakings,” insert “prospectus or” before statement of additional information.”

Response #58

The Registrant has made the requested change

II.	Accountant’s Comments

FUND SUMMARY – The Fund and the Shares

Comment #1

With respect to the last sentence in the fifth paragraph, please explain how $1 million was determined to be sufficient to cover annual taxes and penalties.

Response #1

The Registrant notes that while the prospectus states that the Fund may not qualify as RIC below $60 million in assets, based on the current value of the Euro-denominated notes, the Registrant expects the Fund to be able to qualify as a RIC at $40 million in assets. Assuming a return of 10% or less for the Fund and assets of $40 million, the Fund’s tax liability if it failed to qualify as a RIC would be less than $1 million. The Registrant notes that with the same assumptions, but assets at $60 million, the Fund’s tax liability would be approximately $1.2 million.

Comment #2

Please let the staff know if professional fees are covered under this arrangement or does it relate solely to taxes.

Response #2

The Registrant confirms that professional fees are covered under the arrangement (the Investment Manager will reimburse the Fund for such expenses in connection with taxes imposed as a result of failing to qualify as a RIC), however, such amounts will be in addition to, rather than a part of the $1 million tax reimbursement amount.

Monachil Credit Income Fund

February 9, 2022

PRINCIPAL RISK FACTORS — Investment-Related Risks - Strategy and General Risks

Comment #3

With respect to “Investing in Spain Risk,” please supplementally inform us if the Fund will have significant exposure for foreign capital gains taxes resulting from its investments in Spain.

Response #3

The Registrant confirms that the Fund is not expected to have significant exposure for foreign capital gains taxes as a result of its investments in Spain as the investment is expected to generate current income and have little capital gain.

SUSPENSION OF CALCULATION OF NET ASSET VALUE

Comment #4

Please update the disclosure in this section as Form N-Q is no longer required.

Response #4

The Registrant has updated the disclosure as requested.

TAXES - Introduction

Comment #5

It appears that the Fund intends to not meet the qualifications to be a RIC even though it is electing to be a RIC. Please supplementally inform us if the non-qualification relates solely to diversification and if the Fund intends to enter into any closing agreements with the IRS or any anticipated penalties resulting from non-compliance for an extended period of time.

Response #5

The Registrant notes that non-qualification is expected to relate solely to diversification. The Registrant does not intend to enter into any closing agreements with the IRS. The Registrant does not anticipate penalties resulting from non-compliance for an extended period of time, however, any such penalties would be included within the $1 million reimbursement.

* * * * *

Monachil Credit Income Fund

February 9, 2022

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum